January 18, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistance Chief Accountant

Re:	Invitrogen Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-25317

Dear Mr. Rosenberg:

This letter is in response to your follow up phone call regarding our response to the comment letter dated June 7, 2007 regarding the above subject matter. For ease of reference, we have included the Staff’s original comments in bold, as well as our understanding of the follow up questions.

Form 10-K for the year ending December 31, 2006

Critical Accounting Policies, page 37

Revenue Recognition, page 37

1.	Original question:

In the fourth paragraph of this discussion you state that the revenue recognition is “not intended to and does not necessarily represent the amount of revenue that we would recover from the client if any project failed or was cancelled.” Please explain to us what this statement means that revenues are recognized potentially before they would be recovered from a client upon termination of a contract.

Follow-up question #1:

The Staff believes we are recognizing revenue before the amount is earned and realizable and requested that we quantify the amount of revenue that has been reversed and assess the amount under SAB 99. The Staff also requested a revised Revenue Recognition policy disclosure.

Follow-up question #2:

The Staff requested quantification of the amount of revenue previously recognized that was subsequently reversed due to cancellation of a contract.

Response: We advise the Staff that revenue recognized and subsequently reversed due to cancellation of a contract was approximately $0.5 million which is less than .05% of consolidated net sales for 2006. We have not identified any material quantitative and qualitative factors that would construe the reversal of revenue for cancelled contracts as material to our financial results under Staff Accounting Bulletin No. 99.

As communicated to the Staff in our letter dated September 27,2007, we have revised the revenue recognition policy disclosure included in our filings.

2.	Original question:

Regarding the “Accrued Merger and Restructuring Related Costs,” please provide us, as applicable, the financial statement disclosures required by paragraph 20 of SFAS 146 and those required by EITF 95-3.

Follow-up question:

The Staff believes we should provide disclosures in the aggregate, including accrued liabilities and cash paid.

Follow-up question #2:

The Staff requested in disclosure type format, a revised disclosure related to “Accrued Merger and Restructuring Costs.”

Response: We advise the Staff that in future filings the Company will include a reconciliation in Schedule II – Valuation and Qualifying Accounts related to the Accrued Merger and Restructuring Related Costs. Please note that this illustration is representative of the disclosure related to the 2006 Form 10-K and will be adjusted as appropriate for future filings.

(in millions)
Balance, 12/31/05	$30.2
Cash paid	(8.2)
Adjustments to goodwill	6.8

Balance, 12/31/06	$28.8

In connection with this response, the Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any additional questions or concerns you have with respect to our responses. Please feel free to contact me at (760) 603-6454.

Sincerely,

/s/ David F. Hoffmeister
David F. Hoffmeister, Senior Vice President and Chief Financial Officer